

December 21, 2011

Via E-mail
Robert Stiles
Chief Financial Officer
Altisource Portfolio Solutions S.A.
291, Route d'Arlon
L-1150 Luxembourg
Grand Duchy of Luxembourg

> **Re:** **Altisource Portfolio Solutions S.A.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 001-34354**

Dear Mr. Stiles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 10

General

1. In future filings, please revise your Risk Factor section to include a full discussion of the most significant factors you face. Expand the disclosure of the specific risks you face by operating in the real estate services and mortgage industry including, for example, the on-going impact of the economic crisis and adverse regulatory consequences. Other areas suitable for elaboration include risks associated with customer resistance to third party services, the long sales cycle for your technology solutions and potential development set-backs, as well as more detailed discussion of

Robert Stiles
Altisource Portfolio Solutions S.A.
December 21, 2011
Page 2

      the risks you face as a highly regulated entity subject to extensive and changing laws. Refer to Item 503(c) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 18</u>

<u>Consolidated Results of Operations, page 22</u>

2. In future filings, please explain either here, or in your Business section, your global delivery platform for collections. Discuss why the build out of this platform has resulted in lower revenues per account and higher margins.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz, Staff Accountant, at 202-551-3628 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director